East Shore Distributors, Inc.
1020 Fourth Avenue
Wall Township, NJ 07719

December 22, 2011

John Reynolds
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          East Shore Distributors, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 7, 2011
File No. 333-176918

Mr. Reynolds:

By letter dated December 21, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided East Shore Distributors, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1/A, filed on December 7, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Description of Business, page 17
Background, page 17

1.      We note your response to comment three of our letter dated November 15, 2011, and your revised disclosure. We note that this section continues to focus on the United States, however, despite your apparent focus on South America (e.g., we note your reference on page 18 to U.S. drinking and driving laws). Please revise this section to include disclosure that is more relevant to your target markets.

RESPONSE: The Company has removed certain language in the Description of Business section to the Registration Statement in order to present disclosure that is more relevant to the Company’s current target markets.

Management’s Discussion and Analysis…, page 32

2.      We note your response to comment nine of our letter dated November 15, 2011. We note that in your response you state that you do not currently intend to apply for FDA approval within the next 12 months. Please reconcile this statement with your disclosure under Government Regulation on page 25 that “[d]uring the next twelve months, [you] do intend to apply for 510(k) approval.” To the extent you intend to obtain FDA approval for the product, please revise your disclosure in this section to address the estimated costs of obtaining such approval.

RESPONSE: The Company has revised the Registration Statement to clarify that the Company does not intend to apply for FDA approval in the next twelve months.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alex Fridman
Alex Fridman
Chief Executive Officer
East Shore Distributors, Inc.